1 EnerNOC, Inc.

2 Disclaimer The following is a brief summary of the terms of the offer to exchange outstanding options to purchase common stock (the "Offer"). All statements made within this presentation material and through discussion is in no way a comprehensive representation of the terms of the Offer. We urge you to read carefully the Offer documents in their entirety for definitive rules and specifics regarding the Offer before making a decision to participate. You should consult your tax advisor regarding your specific questions with regard to income tax consequences of the Offer.

3 The Offer Eligible participants may exchange certain existing out-of-the-money options for new options. The offering period commenced today at 12:01 am (ET) and closes at 4:00 pm (ET) on Jan. 21, 2009. Eligible participants may elect to participate at any time during the Offer period.

4 Who is eligible to participate? Current employees of EnerNOC or one of our subsidiaries who own eligible option grants. Directors currently serving on the board of directors who own eligible option grants. Employees on an authorized leave of absence. Participation is VOLUNTARY.

5 Terms of the Offer You may exchange option grants with an exercise price equal to the higher of $12.00 or the closing price of EnerNOC’s common stock as reported on Nasdaq on the expiration date of the Offer which is expected to be January 21, 2009. Exchanged options will be cancelled on the date the new options are issued. Each new option grant will have a different number of shares, exercise price, vesting schedule and expiration date than each cancelled option.

6 Number of Shares The offer is a ''value for value'' exchange which will result, in substantially all cases, in each new option grant representing the right to purchase fewer shares than the option tendered for exchange, and in no event will the new option grant represent the right to purchase more shares than the eligible option grant tendered for exchange. The number of shares represented by each new option grant will be determined using an exchange ratio which will result in the fair value of the new option grant being equal to the fair value of the canceled option at the time it is exchanged. Each option will have an unique exchange ratio, which will be calculated by our independent compensation and valuation consultants using a valuation model required by the accounting rules and approved by our independent accountants.

7 Number of Shares The exchange ratio will be based in part upon the exercise price of your underwater option. Options with higher exercise prices will receive fewer shares. For example, assuming the closing price of our common stock on the expiration date is $7.50, then: 650 0.650 1,000 $48.54 12/10/2007 750 0.750 1,000 $30.00 8/6/2007 971 0.971 1,000 $12.27 3/24/2008 New Number of Shares Exchange Ratio Original Number of Shares Original Grant Price Grant Date

8 Exercise Price The exercise price per share of the new option will be equal to: Employees (non-director/non-executive officer): the closing price of EnerNOC’s common stock as reported on Nasdaq on the expiration date of the Offer. Executive Officers (non-director): 33% above the closing price of EnerNOC’s common stock as reported on Nasdaq on the expiration date of the Offer. Directors: 50% above the closing price of EnerNOC’s common stock as reported on Nasdaq on the expiration date of the Offer.

9 Vesting Schedule The new option will vest as follows: Same vesting schedule as the tendered eligible option grant, except that: The vesting schedule for any options that are already vested or that will vest within 12 months of the new option grant date will be reset such that those options will vest upon the 12-month anniversary of the new option grant date, so long as the optionholder continues to provide services to EnerNOC during the 12-month period. All options that are vested on January 21, 2009 and all options that would vest in calendar year 2009 will vest on January 21, 2010. If an employee or director leaves the Company for any reason, whether voluntarily or involuntarily, prior to the 12 month anniversary of the date of grant (January 21, 2010, unless the offer is extended) the new options will be forfeited in their entirety.

10 Expiration Date The new option grants will expire five years from the grant date.

11 Price and Service Criteria: Only option grants that are unexercised and outstanding that meet the price and service criteria on the date of the exchange are eligible to be exchanged. Price criteria: Only options with exercise prices at or above the greater of $12.00 or the closing price of our common stock on the date we exchange the options which is expected to be January 21, 2009 will be exchanged. If you have tendered options with exercise prices below the price criteria, these options will automatically be withdrawn from the offer without the need for you to do anything. Service criteria: If you cease to provide services to EnerNOC for any reason, or if you receive a notice of termination, before the Offer expires, you will no longer be eligible to participate in the Offer.

12 Process/Logistics Documentation will be sent to you by email this afternoon. Please read all Offer documentation before making a decision whether to tender your eligible underwater options. If you decide to participate in the Offer, you will need to submit a completed Election Form and Eligible Option Information Sheet by 4:00 pm (ET) on Jan. 21, 2009 per the instructions to be provided in the Offer documentation. You are responsible for making sure that the forms are timely delivered. Late submissions will NOT be accepted. Failure to submit a completed Election Form and Eligible Option Information Sheet by the expiration period of the Offer constitutes a decline to participate.

13 Process/Logistics, cont. You may withdraw your election at any time during the Offer period by submitting a valid withdrawal form. The form will be provided in the Offer documentation. You are responsible for making sure that the withdrawal form is timely delivered. If we extend the date of the exchange from January 21, 2009 we are required to notify you and provide you with additional time to determine whether to tender your options.

14 Further Questions: If, after thoroughly reading the Offer documentation, you still have questions, please contact Laurie Harrison or Michael Berdik.